United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 3, 2022

Date of Report (Date of earliest event reported)

GLOBALINK INVESTMENT INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41122	36-4984573
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1180 Avenue of the Americas, 8th Floor New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-382-4605

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	GLLI	The Nasdaq Stock Market LLC
Warrants	GLLIW	The Nasdaq Stock Market LLC
Rights	GLLIR	The Nasdaq Stock Market LLC
Units	GLLIU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On August 3, 2022, Globalink Investment Inc. (“Globalink”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of August 3, 2022 (the “Merger Agreement”) with Tomorrow Crypto Group Inc., a Nevada Company (“Tomorrow Crypto”), Globalink Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Globalink (“Merger Sub”) and certain other parties. Pursuant to the terms of the Merger Agreement, a business combination between Globalink and Tomorrow Crypto through the merger of Merger Sub with and into Tomorrow Crypto, with Tomorrow Crypto surviving the merger as a wholly-owned subsidiary of Globalink (the “Merger”). Each share of Tomorrow Crypto common stock issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares or dissenting shares) will be converted into the right to receive shares of Globalink common stock. The total consideration to be paid by Globalink to Tomorrow Crypto security holders in the form of Globalink’s common stock at the closing will be equal to $210 million, with an earn-out provision permitting Tomorrow Crypto security holders to receive up to 10 million additional shares as and when the business meets certain incremental milestones for the number of ASIC mining machines successfully installed, commissioned and placed in operation. The Merger Agreement is subject to certain customary closing conditions and contains customary representations, warranties, covenants and indemnity provisions.

A copy of the press release is furnished hereto as Exhibit 99.1.

There can be no assurance that the Merger can occur as planned or at all. Globalink will file a Current Report on Form 8-K with a detailed description of the Merger Agreement and the Merger, together with a copy of the Merger Agreement and other transaction documents within four business days of entry into the Merger with the Securities and Exchange Commission (the “SEC”). The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information about the Merger and Where to Find It

This report relates to a Merger between Globalink and Tomorrow Crypto. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Merger described herein, Globalink intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Form S-4”), which will include a proxy statement/prospectus. Security holders, investors and other interested persons are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all Globalink stockholders in connection with the stockholder meeting to approve the Merger. Globalink also will file other documents regarding the Merger with the SEC. Before making any voting or investment decision, investors and security holders of Globalink are urged to read the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Merger as they become available because they will contain important information about the Merger.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Globalink through the website maintained by the SEC at www.sec.gov.

The report has been prepared for use by Gloablink and Tomorrow Crypto in connection with the Merger. The information therein does not purport to be all-inclusive. No representations or warranties, express or implied, are given in respect of the report. To the fullest extent permitted by law in no circumstances will Gloablink or Tomorrow Crypto, or any of their respective subsidiaries, affiliates, stockholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the report, its contents, any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Neither the independent auditors of Gloablink nor the independent auditors of or Tomorrow Crypto audited, reviewed, compiled or performed any procedures with respect to any projections for the purpose of their inclusion in the report, and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the report.

Forward Looking Statements

This report contains, and certain statements made by representatives of Globalink or Tomorrow Crypto and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Globalink’s or Tomorrow Crypto’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Merger, the anticipated timing of the Merger, the businesses operated by Tomorrow Crypto and the markets in which Tomorrow Crypto operates, business strategies, industry environment, potential growth opportunities, the effects of regulations and projected future results of Globalink and Tomorrow Crypto. These statements are based on various assumptions, whether or not identified in this report and on the current expectations of Globalink’ and Tomorrow Crypto’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Globalink and Tomorrow Crypto. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, (i) the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of Globalink’s securities; (ii) the risk that the Merger may not be completed by Globalink’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Globalink; (iii) the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger by the stockholders of Globalink and Tomorrow Crypto, the satisfaction of the minimum cash requirements following redemptions by Globalink’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to consummate the PIPE investment (as defined in the Merger Agreement); (v) the effect of the announcement or pendency of the Merger on Tomorrow Crypto’s business relationships, performance, and business generally; (vi) risks that the Merger disrupts current plans of Tomorrow Crypto and potential difficulties in Tomorrow Crypto employee retention as a result of the Merger; (vii) the outcome of any legal proceedings that may be instituted against Globalink or Tomorrow Crypto related to the agreement and plan of merger or the Merger; (viii) the ability to maintain the listing of Globalink’s securities on the Nasdaq; (ix) the price of Globalink’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Tomorrow Crypto plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tomorrow Crypto’s business and changes in the combined capital structure; (x) costs related to the merger; (xi) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; and (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties described in Globalink’s final proxy statement/information statement/prospectus contained in the Form S-4, including those under “Risk Factors” therein, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Globalink from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Globalink nor Tomorrow Crypto presently know, or that Globalink or Tomorrow Crypto currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Globalink’s and Tomorrow Crypto’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Globalink or Tomorrow Crypto described above. Globalink and Tomorrow Crypto anticipate that subsequent events and developments will cause their assessments to change. However, while Globalink and Tomorrow Crypto may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Globalink’s or Tomorrow Crypto’s assessments as of any date subsequent to the date of this report.

Participants in the Solicitation

Globalink, GL Sponsor LLC, the sponsor of Globalink, Tomorrow Crypto and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Globalink’s stockholders in connection with the Merger. Information about Globalink’s directors and executive officers and their ownership of Globalink’s securities is set forth in Globalink’s filings with the SEC, including the Form S-4 to be filed in the future. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

You may obtain free copies of these documents at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Globalink or Tomorrow Crypto, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 3, 2022, issued by Tomorrow Crypto Group Inc. and Globalink Investment Inc.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2022

GLOBALINK INVESTMENT INC.

By:	/s/ Say Leong Lim
Name:	Say Leong Lim
Title:	Chief Executive Officer